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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                                               Commission File Number 333-22679

(Check One):

(X) Form 10-K and Form 10-KSB   [ ] Form 11-K

[ ] Form 20-F  [ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

 For Period Ended:  December 31, 1999

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

 For the Transition Period Ended:______________________________


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:   Zaring National Corporation

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):
11300 Cornell Park Drive, Suite 500

City, State and Zip Code: Cincinnati, Ohio 45242



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                                     PART II
                             RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         Zaring National Corporation is unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 1999 but will be able to file such report on or before the fifteenth calendar day following the prescribed date for such filing.

         The delay is the result of the Company's involvement with two situations that have delayed its compilation of financial information and required it to engage in time consuming and difficult discussions with third parties.

         First, as disclosed in the Company's Form 10-Q for the third quarter of 1999 the Company did not meet the debt-to-equity covenant level in its loan agreements with certain banks. Such covenant violations have continued since that date. The banks have not waived the violations and the Company has been engaged in negotiations with the banks to secure such waivers. In the event that such waivers are not received, the banks have the continuing right to accelerate the scheduled payments provided in the loan agreements. The Company is endeavoring to resolve this situation prior to the filing of the Form 10-K.

         Second, as previously disclosed, in the same Form 10-Q, the Company is aware of an entrapped moisture problem in certain homes that have been constructed by its subsidiary in Mason, Ohio. As disclosed in a Form 8-K filed on March 24, 2000, the Company estimates that the cost to correct the moisture problem in the affected homes is approximately $3.8 million, which amount may be reduced by the amount of potential recovery from the Company's insurance carriers. The net charge is recordable in the fourth quarter of 1999 and the Company is endeavoring to ascertain to the extent practicable the net charge to be reported in its financial statements for fiscal year 1999.




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         The Company has been working diligently to resolve these two issues and the Company's inability to timely file the Form 10-K is beyond its control and could not be eliminated by the Company without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification

         Mark H. Longenecker, Jr.      (513) 651-6904
         -----------------------------------------------------------
         (Name)                        (Area Code)(Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). If no, identify report(s).

          (X) Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          (X) Yes   [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         For the fiscal year ended December 31, 1999, it is anticipated that the net loss for the year could approximate $15.7 million as compared to a net loss of $6.4 million reported for the fiscal year ended December 31, 1998. Significant changes in results anticipated to be reported for 1999 as compared to 1998 include:

          o In December 1999, the Company's Board of Directors approved plans to wind up the affairs of Hearthside Homes LLC, the entry-level home segment of the Company. It is anticipated the 1999 loss on discontinued operations will approximate $4.5 million as compared to $0.2 million in 1998. The 1999 loss will include the writedown of assets to estimated realizable values and the estimated costs of disposing of the operations of approximately $1.75 million, before applicable tax benefits.

          o As of December 31, 1999, the Company estimates the cost of remediation associated with certain moisture and mold related issues in luxury site-built homes in Mason, Ohio communities could approximate $3.8 million. Certain of the costs associated with the remediation efforts could be subject to recovery through the Company's insurance. In the opinion of management and legal counsel, it is remote that insurance recoveries will



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               be less than $1.0 million. Accordingly, it is anticipated the
               1999 consolidated results of operations will include an incremental warranty provision of approximately $2.8 million, before applicable tax benefits.

          o It is anticipated that a tax valuation allowance of approximately $1.1 million will be included in the 1999 consolidated results of operations due to uncertainties whether previously deferred tax assets associated with HomeMax, Inc., the retail distribution manufactured homes segment, will be realized through prospective taxable income of the segment. In addition, it is anticipated that the 1999 consolidated results of operations will not include a benefit of approximately $2.8 million related to losses associated with HomeMax which otherwise would have been reported had this segment been included in the Company's consolidated tax return for all of 1999 as it was in 1998.

          o It is anticipated that the pretax operating income associated with Zaring Homes, Inc. the Company's luxury, site-built homes segment, prior to the incremental warranty provision noted previously, will be approximately $5.0 million less in 1999 as compared to 1998.


                           Zaring National Corporation
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                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

 Date  March 30, 2000      By /s/ Ronald G. Gratz
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                              Ronald G. Gratz
                              Chief Financial Officer, Secretary and Treasurer